EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
SBE, INC.

SBE, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), Does Hereby Certify:

First: The name of the Corporation is SBE, Inc.

Second: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is September 9, 1997.

Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

Article I. of the Corporation’s Certificate of Incorporation shall be amended and restated to read in its entirety as follows:

“The name of this corporation is Neonode Inc.”

Fourth: Thereafter pursuant to a resolution of the Board of Directors, such amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SBE, Inc. has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its Chief Executive Officer and President and attested to by its Secretary this 10th day of August, 2007.

SBE, Inc. /s/ Kenneth G. Yamamoto Kenneth G. Yamamoto Chief Executive Officer and President